UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 4)

FX ALLIANCE INC.

(Name of Subject Company)

FX ALLIANCE INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

361202104

(CUSIP Number of Class of Securities)

Philip Z. Weisberg

Chief Executive Officer

FX Alliance Inc.

909 Third Avenue, 10th Floor

New York, New York 10022

(646) 268-9900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David Fox, Esq.

Joshua N. Korff, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

☐          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by FX Alliance Inc., a Delaware corporation (the “Company”), on July 18, 2012, as amended by the Schedule 14D-9/A filed with the SEC by the Company on July 24, 2012, the Schedule 14D-9/A filed with the SEC by the Company on July 31, 2012 and the Schedule 14D-9/A filed with the SEC by the Company on August 8, 2012 (as may be further amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by CB Transaction Corp. (“Merger Sub”), a Delaware corporation and a direct wholly-owned subsidiary of Thomcorp Holdings Inc. (“Parent”), a Delaware corporation and indirect wholly-owned subsidiary of Thomson Reuters Corporation, a corporation under the laws of the Province of Ontario, Canada (“Thomson Reuters”), to purchase all of the Company’s outstanding common stock, par value $0.0001 per share (the “Shares”) at a price per Share equal to $22.00 in cash, net to the seller, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 18, 2012 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time), filed by Merger Sub, Parent and Thomson Reuters with the SEC on July 18, 2012.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 4 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.    Additional Information.

Item 8, “Additional Information” and the disclosure under the heading titled “Lock-Up Agreements” is hereby amended and supplemented by inserting the following paragraph to the end of such subsection:

“Each of Merrill Lynch and Goldman Sachs has also indicated their intention to release from escrow executed agreements that waive the applicability of all restrictions in such Lock-Up Agreements with respect to up to 20,000 Shares held by Mr. Weisberg and 10,000 Shares held by Mr. Cooley, in order to permit each of Mr. Weisberg and Mr. Cooley to make charitable transfers of such Shares.  Each of Merrill Lynch and Goldman Sachs has already executed Lock-Up Waivers to allow each of Mr. Weisberg and Mr. Cooley to make such charitable transfers, which we expect to be released from escrow on August 15, 2012.  On August 13, 2012, the Company issued a press release stating that such waivers and the Lock-Up Waivers will become effective on August 15, 2012, and will thereafter permit Mr. Wiesberg and Mr. Cooley to donate up to 20,000 Shares and 10,000 Shares, to the charities they select.  The foregoing description of the press release and of the waivers applicable to the charitable transfers are qualified in their entirety by reference to such press release and waivers, which are filed as Exhibit (a)(5)(N) and Exhibits (e)(23) and (e)(24), respectively, to the Schedule 14D-9.”

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Item 9.    Exhibits.

Item 9, “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto, and the Schedule 14D-9 is hereby amended and supplemented by adding the exhibits filed herewith as exhibits thereto:

“(a)(5)(N)        Press release, dated August 13, 2012 issued by the Company.

(e)(23)             Letter re: Waiver of Lock-Up Agreement, dated August 15, 2012, by Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated to Philip Z. Weisberg.

(e)(24)             Letter re: Waiver of Lock-Up Agreement, dated August 15, 2012, by Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated to John W. Cooley.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FX ALLIANCE INC.

	By:	/s/ Philip Z. Weisberg
	Name:	Philip Z. Weisberg
	Title:	Chief Executive Officer
Dated: August 13, 2012

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